As confidentially submitted with the U.S. Securities and Exchange Commission on June 22, 2022. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 5
to
FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MODEL PERFORMANCE MINI CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands	6770	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Cheung Kong Center
58th Floor, Unit 5801
2 Queens Road Central
Central
Hong Kong
Telephone: +852 9258 9728
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Serena Shie
Cheung Kong Center
58th Floor, Unit 5801
2 Queens Road Central
Central
Hong Kong
Telephone: +852 9258 9728
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Giovanni Caruso, Esq. Jane Tam, Esq. Loeb & Loeb, LLP 345 Park Avenue New York, NY 10154 (212) 407-4000 (212) 407-4990 — Facsimile	Jia Yan, Esq. Paul Hastings LLP 43/F Jing An Kerry Center Tower II, 1359 Nanjing West Road Shanghai 200040, PRC 86-21-6170 6269 — Facsimile

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Merger Agreement are satisfied or waived.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction: ☐
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Maximum Offering Price Per Unit	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Class A Ordinary Shares	34,412,555	—	$1,147	$0.11
Class A Ordinary Shares underlying Units	1,687,445	—	$56	—
Warrants	2,177,526	—	$73	—
Warrants underlying Units	843,723	—	$28	—
Class A Ordinary Shares underlying Warrants	3,021,249	—	$101	—
Rights	4,355,055	—	$145	—
Rights underlying Units	1,687,445	—	$56	—
Class A Ordinary Shares underlying the Rights	604,250	—	$20	—
Class A Ordinary Shares issuable upon conversion of Class B ordinary shares	1,437,500	—	$48	—

(1)
Based on the maximum number of Class A Ordinary Shares, with no par value (“Class A Ordinary Shares”), of the registrant issuable upon a business combination (the “Business Combination”) involving Model Performance Acquisition Corp. (“MPAC”) and MultiMetaVerse Inc. (“MMV”). This number is based on the 30,000,000 Class A Ordinary Shares issuable as consideration in connection with the Business Combination to holders of Ordinary Shares of MMV and 4,412,555 Class A Ordinary Shares in accordance with the terms of the Agreement and Plan of Merger, dated August 6, 2021, as amended on January 6, 2022. Pursuant to Rule 416(a) of the Securities Act of 1933, as amended (the “Securities Act”), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share sub-divisions, share dividends or similar transactions.

(2)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f)(2) of the Securities Act. MMV is a private company, no market exists for its securities, and MMV has an accumulated deficit. Therefore, the proposed maximum aggregate offering price is one-third of the aggregate par value of the MMV securities expected to be exchanged in the Business Combination.

(3)
Calculated pursuant to Rule 457 of the Securities Act by calculating the product of (i) the proposed maximum aggregate offering price and (ii) 0.0000927.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
This amendment No. 5 to the Registration Statement on Form F-4 is being submitted solely to include certain exhibits to the Registration Statement as indicated in the Exhibit Index contained in Part II of the Registration Statement.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 20.   Indemnification of Directors and Officers.
British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. [Our articles of association permit indemnification of officers and directors out of the assets of the company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions if such officers and directors acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the officers and directors had no reasonable cause to believe that his/her conduct was unlawful.
We expect to enter into indemnification agreements with our directors, executive officers and with certain other officers and employees (including officers and employees of its subsidiaries). The indemnification agreements will generally require that we indemnify and hold an indemnitee harmless to the fullest extent permitted by law for liabilities arising out of the indemnitee’s association with us or another entity where he or she acts or acted as a director or officer or in a similar capacity at our request, if the indemnitee acted honestly and in good faith with a view to the best interests of us or other entity, as the case may be and, with respect to a criminal or administrative action or proceeding that is enforced by monetary penalty, if the indemnitee had no reasonable grounds to believe that his or her conduct was unlawful. The indemnification agreements also provide for the advancement of defense expenses by us.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 21.   Exhibits and Financial Statements Schedules
Exhibit	Description	Incorporated by Reference
		Schedule/Form	File Number	Exhibits	Filing Date
2.1#	Agreement and Plan of Merger, dated as of August 6, 2021, by and among Model Performance Acquisition Corp., Model Performance Mini Corp., Model Performance Merger Sub, Inc. MultiMetaVerse Inc. and certain Principal Shareholders of MultiMetaVerse Inc. (included as Annex A to this proxy statement/prospectus)	Form 8-K	001-40318	2.1	August 9, 2021
2.2	First Amendment to Merger Agreement, dated January 6, 2022, by and among Model Performance Acquisition Corp., Model Performance Mini Corp., Model Performance Merger Sub, Inc. MultiMetaVerse Inc. and certain Principal Shareholders of MultiMetaVerse Inc. (included as Annex A to this proxy statement/prospectus)	Form 8-K	001-40318	2.1	January 6, 2022
3.1	Memorandum and Articles of Association of MPAC as amended and restated on April 7, 2021	Form 8-K	001-40318	3.1	April 13, 2021

Exhibit	Description	Incorporated by Reference
		Schedule/Form	File Number	Exhibits	Filing Date
3.2	Form of Amended and Restated Memorandum and Articles of Combined Company (included as Annex B to this proxy statement/prospectus)
4.1	Specimen of Class A ordinary share certificate of MPAC	Form S-1/A	333-253877	4.2	March 12, 2021
4.2+	Specimen of ordinary share of Combined Company
4.3	Warrant Agreement, dated April 7, 2021 by and between Continental Stock Transfer & Trust Company and MPAC	Form 8-K	001-40318	4.1	April 13, 2021
4.4+	Form of Amendment to Warrant Agreement
5.1+	Opinion of Ogier LLP regarding the validity of the securities
8.1++	Form of tax opinion of Loeb & Loeb LLP
10.1	Rights Agreement, dated April 7, 2021 by and between Continental Stock Transfer & Trust Company and MPAC	Form 8-K	001-40318	10.1	April 13, 2021
10.2+	Form of Amendment to Rights Agreement
10.3	Letter Agreement dated, April 7, 2021 by and between MPAC’s officers, directors, shareholders and First Euro Investments Limited	Form 8-K	001-40318	10.2	April 13, 2021
10.4	Investment Management Trust Agreement, dated April 7, 2021 by and between MPAC and Continental Stock Transfer & Trust Company	Form 8-K	001-40318	10.3	April 13, 2021
10.5	Registration Rights Agreement, dated April 7, 2021, by and between MPAC and Initial Stockholders.	Form 8-K	001-40318	10.4	April 13, 2021
10.6	Subscription Agreement, dated August 6, 2021, by and among Model Performance Acquisition Corp., Model Performance Mini Corp. and certain institutional and accredited investor	Form 8-K	001-40318	10.1	August 9, 2021
10.7	Form of Amended and Restated Registration Rights Agreement	Form 8-K	001-40318	10.2	August 9, 2021
10.8	Form of Stockholder Lock-Up Agreement	Form 8-K	001-40318	10.3	August 9, 2021
10.9	Unit Subscription Agreement, dated April 7, 2021, by and between MPAC and First Euro Investments Limited	Form 8-K	001-40318	10.5	April 13, 2021
10.10	Administrative Services Agreement, dated April 7, 2021, by and between MPAC and First Euro Investments Limited	Form 8-K	001-40318	10.6	April 13, 2021
10.11*+	Form of Indemnification Agreement.

Exhibit	Description	Incorporated by Reference
		Schedule/Form	File Number	Exhibits	Filing Date
10.12++	Business Cooperation Agreement, dated August 6, 2021, by and among PubCo, MMV, Shanghai Jupiter, Shanghai Ling Xu Technology Co., Ltd, Mr. Yiran Xu and Mr. Yanzhi Wang and Shanghai Hode Information Technology Co., Ltd.
10.13++	Acting-in-Concert Agreement, dated March 22, 2021, by and among Yiran Xu, Lucky Cookie, Yanzhi Wang, and Avatar
10.14++	Letter of Support, dated May 13, 2022, by and between Beijing Gaea and MMV
10.15++	Forbearance Agreement, dated November 26, 2021, by and between Shenzhen Gaea and MMV
10.16++	Technical Consultation and Service Agreement dated May 8, 2021 by and between Shanghai Mi Ting and Shanghai Jupiter
10.17++	Equity Interest Pledge Agreement dated May 8, 2021 by and among Shanghai Mi Ting, Shang Jupiter and Ke Xing.
10.18++	Equity Interest Pledge Agreement dated May 8, 2021 by and among Shanghai Mi Ting, Shang Jupiter and Horgos Gaea
10.19++	Equity Interest Pledge Agreement dated May 8, 2021 by and among Shanghai Mi Ting, Shang Jupiter and Shanghai Zi Tang Culture Communication Limited Partnership
10.20++	Equity Interest Pledge Agreement dated May 8, 2021 by and among Shanghai Mi Ting, Shang Jupiter and Xiaodan Qu
10.21++	Exclusive Call Option Agreement dated May 8, 2021 by and among Shanghai Mi Ting, Shang Jupiter and Ke Xing.
10.22	Exclusive Call Option Agreement dated May 8, 2021 by and among Shanghai Mi Ting, Shang Jupiter and Horgos Gaea
10.23	Exclusive Call Option Agreement dated May 8, 2021 by and among Shanghai Mi Ting, Shang Jupiter and Shanghai Zi Tang Culture Communication Limited Partnership
10.24	Exclusive Call Option Agreement dated May 8, 2021 by and among Shanghai Mi Ting, Shang Jupiter and Xiaodan Qu
10.25	Proxy Agreement dated May 8, 2021 by and among Shanghai Mi Ting, Shang Jupiter and Ke Xing.
10.26	Proxy Agreement dated May 8, 2021 by

Exhibit	Description	Incorporated by Reference
		Schedule/Form	File Number	Exhibits	Filing Date
and among Shanghai Mi Ting, Shang Jupiter and Horgos Gaea
10.27	Proxy Agreement dated May 8, 2021 by and among Shanghai Mi Ting, Shang Jupiter and Shanghai Zi Tang Culture Communication Limited Partnership
10.28	Proxy Agreement dated May 8, 2021 by and among Shanghai Mi Ting, Shang Jupiter and Xiaodan Qu
22.1+	List of Subsidiaries.
23.1 +	Consent of Marcum LLP, independent registered public accounting firm of MPAC.
23.2 +	Consent of Marcum Bernstein & Pinchuk LLP, independent registered public accounting firm of MultiMetaVerse Inc.
23.3 +	Consent of Ogier LLP (included in Exhibit 5.1).
24.1	Power of Attorney (included on signature page to the initial filing of the Registration Statement).
99.1 +	Consent of Yiran Xu to be named as a director.
99.2 +	Consent of Tao Li to be named as a director.
99.3 +	Consent of Xiaodan Qu to be named as a director.
99.4 +	Consent of Xing Lyu to be named as a director.
99.5 +	Consent of Mo Zhou to be named as a director.
99.6 +	Consent of Xin Li to be named as a director.
99.7 +	Consent of Scott Hartsman to be named as a director.
99.8 +	Preliminary Proxy Card.
107+	Filing Fee Table

*
Indicates management contract or compensatory plan or arrangement.

+
To be filed by amendment.

++
Previously filed.

#
Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Item 22.   Undertakings
a.
The undersigned hereby hereby undertakes:

i.
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1)
To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

ii.
That, for the purpose of determining any liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

iii.
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

iv.
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (iv) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

v.
That, for the purpose of determining any liability under the Securities Act of 1933, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

vi.
The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable Form.

vii.
The undersigned registrant hereby undertakes as follows: that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meets the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

viii.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

b.
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

c.
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the [•][•] day of [•], 2022.
Model Performance Acquisition Corp.
By:

Name:
Claudius Tsang

Title:
Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Claudius Tsang as his or her true and lawful attorney-in-fact and agent, with full power to act alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form F-4, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Claudius Tsang	Chairman and Chief Executive Officer (Principal Executive Officer) and Director	[•], 2022
Serena Shie	Chief Financial Officer (Principal financial and accounting officer)	[•], 2022
Tian Zhang	Director	[•], 2022
Yeong Kang Joseph Patrick Chu	Director	[•], 2022
Brian Keng	Director	[•], 2022